SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
(Name of Subject Company)
Megan Asset Management, Inc. (Offeror)

(Filing Persons)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Paul J. Maddock
Megan Asset Management, Inc.
1424 West Century Avenue, Suite 102
Bismarck, ND 58503
Phone:(701) 223-2923

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation: $14,500 (1)       Amount of Filing Fee: $1.74

(1)	Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1.74	Filing party: Megan Asset Management, Inc.
     Form or registration no.: Schedule TO Date filed: November 17, 2005

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

STATEMENT
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 17, 2005, and supplemented and amended by an amendment to the Schedule TO filed November 22, 2005 (the “Statement”). This Amendment No. 2 relates to an offer by Megan Asset Management, Inc., a Delaware corporation (“Megan” or the “Purchaser”), the general partner and independent manager of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”) to purchase up to 1,450 Limited Partnership Units (“Units”) at a cash purchase price of $10.00 per Unit, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal”), which, together with the Offer to Purchase, constitutes the “Offer”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.
ITEM 1. SUMMARY TERM SHEET.
       Item 1 is amended and supplemented as follows:
a.	The following information is included under “Summary of the Offer” in the Offer to Purchase:
•	Risks Relating to the Offering: Prior to tendering Units in the Offer, Unit Holders should consider the following risks:
i.	The Offer Price may not reflect the value of the Partnership’s properties if the Partnership were sold or liquidated and may not reflect the price that a third party may offer for sale of the Units, the price may be higher or lower.

ii.	If more than 1,450 Units are tendered, by tendering your Units in this Offer you will be unable to utilize your accumulated passive activity losses against ordinary income because the Purchaser will be required to purchase Units only on a pro rata basis and you will still hold a membership interest in the Partnership.

iii.	If you choose not to tender your Units in this Offer there is no guarantee that you will receive the Offer Price in any future distributions by the Partnership or any subsequent liquidation.
•	Conflicts of Interest of the Purchaser:
i.	The Purchaser is the general partner of the Partnership and as such has interests in this Offer that may differ from those of the Unit Holders. Because the Purchaser is using its own funds for this Offer, the Purchaser has an interest in obtaining the best price available for the Units. In addition, to the extent that there are rights and privileges with respect to the Units that the Purchaser, as general partner, is not already entitled, the Purchaser will be able to exercise greater control with respect to these rights and privileges through its purchase of Units in the Offer.
•	Determination of Offering Price: The Purchaser did not undertake an independent appraisal in determining the Offer Price. See “Determination Of Offer— Liquidation Value Calculation” in the Offer to Purchase. However, the Purchaser did consider the following in making its determination:
i.	the Partnership’s limited partnership agreement,

ii.	financial information of the Partnership, and

iii.	the general partner’s past attempts to find a purchaser for the Units and the Partnership’s Interests in the Operating Partnerships.
b.	The first paragraph under “Summary of the Offer” in the Offer to Purchase is deleted and replaced with the following:
The purpose of this Tender Offer is to allow Unit Holders in the Partnership, to liquidate and terminate their interest in the Partnership and, to the extent they have any, to begin using their

“suspended” passive activity losses carried forward against ordinary income (as defined in the “Federal Income Tax Matters” section of this Offer). If the Offer is oversubscribed and the Purchaser is required to prorate its purchase of the Units, no Unit Holder’s interest will be entirely liquidated and terminated in 2005 and no Unit Holder will be able to begin using any “suspended” passive activity losses carried forward against ordinary income until the Partnership itself is liquidated or another person is able to tender for the balance of the Unit Holder’s interest. Please refer to the section entitled “Federal Income Tax Matters” for clarification of when Unit Holders may use any “suspended” passive activity losses.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 is amended and supplemented as follows:
a.	The following information is included under “Details of the Offer—Terms of the Offer; Expiration Date; Proration” in the Offer to Purchase:
If the Offer is oversubscribed and the Purchaser purchases Units on a pro rata basis, Unit Holders participating in the offering will retain the same, but proportionately reduced, rights and privileges that they currently have under the Partnership Agreement. For instance, Unit Holders will still retain the voting rights, distribution rights and rights to allocations of losses as currently provided for in the Partnership Agreement. However, after any proration, each Unit Holder will retain a reduced percentage of the rights previously held reflecting his or her corresponding reduction in the percentage of limited partnership interests held by each Unit Holder.
b.	The following information is included under “Details of the Offer—Terms of the Offer; Expiration Date; Proration” in the Offer to Purchase:
The Units in the Partnership are not evidenced by certificates, but are recorded in book-entry form. If the offer is oversubscribed and the Purchaser purchases Units on a pro rata basis, the Partnership will reflect on its books the reduced percentage, or fractional units, held by each limited partner tendering in the offer. Such reduced percentage ownership will be reflected in the Schedule K-1 that the Partnership distributes to each Unit Holder following the end of the year.
c.	The final paragraph of the section entitled “Details of the Offer—Acceptance for Payment and Payment of Purchase Price” in the Offer to Purchase is deleted and replaced with the following:
If any tendered Units are not purchased for any reason, the Purchaser may nullify and void the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser’s rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units. Tendering Unit Holders will still be entitled to withdrawal rights as described in Section 5 herein and the Purchaser still has an obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, to pay Unit Holders the purchase price for all Units tendered or return documents representing those Units promptly after termination or withdrawal of the Offer.
d.	The first paragraph of the section entitled “Details of the Offer—Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects” in the Offer to Purchase is deleted and replaced with the following:
All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser will reject and reserves the right to reject any or all tenders of any Units or any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser’s counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser, Depositary, nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.
e.	The first paragraph of the section entitled “Details of the Offer—Withdrawal Rights” in the Offer to Purchase is deleted and replaced with the following:
Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date.
f.	The first bullet point of the section entitled “Details of the Offer—Risks Relating to the Offer” in the Offer to Purchase is deleted and replaced with the following:
•	The Offer Price may not reflect the value of the Partnership’s properties and may not reflect the price that a third party may offer for sale of the Units. The Offer Price may also not reflect the value Unit Holders may receive for their Units if the Partnership properties were sold and the Partnership was liquidated. This amount could be higher or lower than the Offer Price.
ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 6 is amended and supplemented as follows:
a.	The following information is included under “Future Plans of the Purchaser” in the Offer to Purchase:
Other than as disclosed in this section, the Purchaser currently has no current plans that would result the in any of the following: (i) a merger, reorganization or liquidation, (ii) a sale or transfer of a material amount of assets of the Partnership, or (iii) any other material change to the Partnership’s structure or business. However, events out of the Purchaser’s control, such as the potential exercise of the option held by MPF as part of the MPF Purchase Agreement, may cause the Purchaser to review its options and future plans with respect to the Partnership. By purchasing Units in this offer, the Purchaser will have greater influence in any matters that limited partners are entitled to vote upon, such as a liquidation or sale of substantially all of the assets of the Partnership.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 7 is amended and supplemented as follows:
a.	The information contained in “Certain Information Concerning the Purchaser - Source of Funds” of the Offer to Purchase is deleted in its entirety and replaced with the following:
Based on the Offer Price of $10.00 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $100,000. The Purchaser will obtain these funds from its own assets at the time the Units tendered pursuant to the Offer are accepted for payment. The Purchaser will fund its capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer. These funds are readily available and the obligation of the Purchaser to purchase Units tendered in this offer is not subject to any financing condition. Currently, no alternative financing arrangements are contemplated.

ITEM 11. ADDITIONAL INFORMATION.
Item 11 is amended and supplemented as follows:
a.	The following information is included under “Determination Of Offer Price” in the Offer to Purchase:
The Purchaser determined the offer price for the Units based on a number of factors. In making this determination, the Purchaser relied largely on its knowledge of the financial information of the Partnership and its struggle to find purchasers for the Units and the Partnership’s interest in the Operating Partnerships in prior deals. In assessing the value of the Partnership’s interest in the Operating Partnerships, the Purchaser considered the negotiated sales prices of the prior deals that were never consummated or the potential buyer failed to close. In each successive deal these sales prices trended steadily downward, as the costs associated with negotiations and other costs associated with maintaining the operations of the Partnership over the years reduced the Partnership’s assets. In addition, the third party to each of these failed deals was better positioned than the Unit Holders, in general, to utilize any passive losses still attributable to the Units, making an investment in the Units or Operating Partnerships more valuable to the third parties than to current Unit Holders.
b.	The following information is included under “Determination Of Offer Price” in the Offer to Purchase:
The Partnership receives the following information from the Operating Partnerships:
•	Copies of the annual tax return for each operating partnership which reflects — the tax basis balance sheet, taxable income, annual gross rent, operating expenses, etc.

•	Copies of annual reports that operating partnerships submit to RHS – Multiple Family Housing Project Budget (RD 1930-7), Multiple Family Housing Borrower Balance Sheet (RD 1930-8).

•	Annual audit reports for Projects that have over 24 apartment units.

•	Copies of either the quarterly or monthly occupancy report reflecting the number of apartment units that are occupied or vacant.
The information disseminated to Unit Holders is reported annually to the Unit Holders on their individual Schedule K-1 for their percentage interest in the Partnership and includes their proportionate share of taxable net rental income or loss, interest income, other items of income or deductions, low income housing tax credits, and tax preference items. This information is prepared from the consolidation of amounts reported on the above tax returns from the operating partnership tax returns, and is combined with other items, income and expenses incurred by the Partnership.
Revenue Stream Effect On Offer Price
The revenue stream, or rather lack of any revenue stream, is an important item taken into consideration both during the negotiations for the sale by the Partnership of the operating partnerships and the Offer Price to the Unit Holders. The Partnership has been operating at a loss for years because the revenue stream from the operating partnerships is insufficient to cover the Partnership’s operating expenses. The revenue stream from the operating partnerships is first limited by the fact the Projects are low-income housing projects and are constrained by regulations relating to the amount of rent that can be charged to low-income tenants, which in turn limits the amount of any distributions an operating partnership can make to its limited partners, including distributions to the Partnership. Secondly, the revenue stream to the Partnership is further restricted by the Partnership’s Plan of Reorganization, which limits the revenue distribution to the limited partner, the Partnership, to $750 annually. Therefore even from the most profitable Partnership projects, the Partnership is entitled only to a maximum distribution of $750. Over the years on average, only 50% of the operating partnerships have been able to make this $750 distribution to the Partnership.
Accordingly, the lack of a positive revenue stream has had an adverse affect on the value of the Partnership’s limited partnership interests in the operating partnerships, and that limited value restricts the sale price that any potential purchase is willing to pay to the Partnership for its limited partnership interests. Accordingly, the reduced sales price or value of the assets has the same negative impact, and was taken into consideration on the Offer Price, as indicated on page 15 of the Offer to Purchase.
c.	The following information is included under “Determination Of Offer Price—Negotiations with and Loans from Dominium Development and Acquisition, LLC” in the Offer to Purchase:
As of December 31, 1999, with substantially all of the Tax Credits having passed through from the Operating Partnerships to the Unit Holders and the Operating Partnerships nearing the end of their 15-year Tax Credit Compliance Periods, the Partnership had achieved its primary purpose. Accordingly, the general partner began exploring various exit strategies, including the sale of the Unit Holders interests in the Partnership, the sale of the Partnership’s Interests in the Operating Partnerships that own the Projects and the sale/or refinancing by the Operating Partnerships of their Projects. However, various restrictions in connection with the RHS mortgage loans, as well as continuing occupancy requirements with respect to the Tax Credits received and unfavorable market conditions severely restricted the Partnership’s flexibility in considering various exit strategies and the value to be received from the exit strategies considered and implemented.
Because the annual payments to be received from the Operating Partnerships, in combination with the Partnership’s reserves, were not expected to be sufficient to permit the Partnership to meet its operating expenses until such time, if at all, that a complete exit strategy had been identified and implemented, the Partnership began a liquidity program whereby it attempted to sell the Partnership’s Interests back to the developer/general partners. That effort achieved little success, so the Partnership approached its attorneys and accountants in the low-income housing industry and broker/dealer network in an effort to locate buyers. Again, that effort found few interested parties and those that responded had little interest when they learned of what the portfolio consisted, except for the parent of Dominium Development and Acquisition, LLC.
Negotiations began with Dominium and reached the point whereby Dominium was not willing to spend the $100,000 or more necessary on attorneys and due diligence for approximately 123 separate Operating Partnerships and projects without a binding exclusivity agreement in order to ensure that, if it concluded its due diligence and found it satisfactory, the Partnership’s Interests would not already have been sold. Due to the fact that there were no other interested buyers at the time, entering into the exclusivity agreement was in the best interest of the Partnership and Unit Holders.
d.	The following information is included under “Determination Of Offer Price” in the Offer to Purchase:
The sales of the Operating Partnership Interests under the Partnership’s liquidity program were necessary in order to provide the Partnership with the financial resources to cover operating expenses and pay its obligations over the past four years. The Purchaser does not believe that the sales themselves decreased the value of the Units, however, the cost of operating the Partnership continues to drain available resources from the Partnership and the amounts that can be distributed to limited partners upon a sale or dissolution.
e.	The following information is included under “Determination Of Offer Price” in the Offer to Purchase:
The Purchasers believes that the Dominium proposals, the BALP Purchase Agreement and the HTC Contract to Purchase failed to close because those entities planned on re-syndicating the limited partnership interests to investors and they could not find a market and raise sufficient fund to purchase these Partnership’s Interests in low-income projects that saw virtually no appreciation in the last 15 years, which yield little or no cash flow and thus would only produce passive loss deductions.
Had the proposal received from Dominium in or about July 2000 materialized and closed it was expected to yield $1,200 per Unit to the Unit Holders. Had the second proposal from Dominium in or about July 2001 materialized and closed, it was expected to yield $600 per Unit to the Unit Holders. Had the third proposal the Partnership submitted to Dominium in or about July 2003 closed, it was expected to yield $500 per Unit to the Unit Holders.

Had the proposal received from Housing and Tax Consultants, LLC closed in or about October 2004, it was anticipated to have resulted in only an estimated of $50 final distribution payment for each Unit owned by the Partnership’s Unit Holders.
None of these buyers could find a market and raise sufficient funding, even at the reduced price seen with each successive year.
The MPF Purchase Agreement, together with the exercise of the few other options to purchase outstanding with the developer/general partners, would be expected to result in only an estimated $3.00 final distribution payment for each Unit owned by the Unit Holders, after payment of the expenses of implementing the sales, the required Unit Holders’ consent and solicitation of the Unit Holders’ approval, payment of all of the Partnership’s obligations and liquidation of the Partnership. This assumes that the promissory notes due December 15, 2005 and June 15, 2006, are paid and MPF exercises its option to purchase the balance of the Partnership’s interests in those Operating Partnerships and, as a result thereof, the notes payable through June, 2008 are paid.
ITEM 12. EXHIBITS.
Item 12 is amended and supplemented as follows:
(d)(1) Second Amended and Restated Agreement of Limited Partnership of Bayfield Low Income Housing Limited Partnership, and amendment thereto.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 5, 2005
MEGAN ASSET MANAGEMENT, INC.

By: /s/ Gary L. Maddock
Gary L. Maddock
Secretary

Exhibit Number	Description
(d)(1)	Second Amended and Restated Agreement of Limited Partnership of Bayfield Low Income Housing Limited Partnership, and amendment thereto.